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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                               MySoftware Company
         -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   628633109
         -------------------------------------------------------------
                                 (CUSIP Number)

                                    12-31-98
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[ x ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No.  628633109
-------------------------------------------------------------

  1.  Names of Reporting Persons.
      James F. Willenborg
      I.R.S. Identification Nos. of above persons (entities only).
 ......................................................
-------------------------------------------------------------

  2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)............................

      (b)............................
-------------------------------------------------------------

  3.  SEC Use Only...........................
-------------------------------------------------------------

  4.  Citizenship or Place of Organization:     U.S.
-------------------------------------------------------------

Number of           5.  Sole Voting Power:     452,767
Shares Bene-       -------------------------------------------------------------
ficially
Owned by Each       6.  Shared Voting Power:     0
Reporting          -------------------------------------------------------------
Person With:
                    7.  Sole Dispositive Power:   452,767
                   -------------------------------------------------------------

                    8.  Shared Dispositive Power: 0
                   -------------------------------------------------------------

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 468,767*+

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  11.  Percent of Class Represented by Amount in Row (9): 10.5%*
-------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)    IN
-------------------------------------------------------------

 .......................

 .......................

 .......................

 .......................


-------------------------------------------------------------
-------------------------

*  As of December 31, 1998

+ Includes 16,000 shares hled in trusts for the benefit of Mr. Willenborg's children, as to which he has no voting or investment power and disclaims beneficial ownership.

 ..........................

 ..........................

-------------------------------------------------------------

CUSIP No.  628633109
-------------------------------------------------------------

  13.  Names of Reporting Persons.
       Okoboji Trust, James F. Willenborg, Trustee
       I.R.S. Identification Nos. of above persons (entities only).
       ###-##-####
-------------------------------------------------------------

  14.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)............

       (b)............
-------------------------------------------------------------

  15.  SEC Use Only....................
-------------------------------------------------------------

  16.  Citizenship or Place of Organization:  California
-------------------------------------------------------------

Number of           17.  Sole Voting Power:     452,767
Shares Bene-       ---------------------------------------------
ficially
Owned by Each       18.  Shared Voting Power:     0
Reporting
Person With:       ---------------------------------------------

                    19.  Sole Dispositive Power:     452,767
                   ---------------------------------------------

                    20.  Shared Dispositive Power:   0
--------------------------------------------------------------------------------

  21.  Aggregate Amount Beneficially Owned by Each Reporting Person:  452,767*

  22. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  23.  Percent of Class Represented by Amount in Row (9): 10.2%*
-------------------------------------------------------------

  24.  Type of Reporting Person (See Instructions)    TR
-------------------------------------------------------------

 .........................

 .........................

 .........................

 .........................

-------------------------------------------------------------

 .........................

 .........................
-------------------------------------------------------------

*  As of December 31, 1998

Item 1.
        (a) Name of Issuer:  MySoftware Company
        (b) Address of Issuer's Principal Executive Offices: 2197 E. Bayshore, Palo Alto, CA 94303

Item 2.
        This Amendment No. 2 to Schedule 13G is filed jointly by James F. Willenborg ("Willenborg") and the Okoboji Trust (the "Trust").

Willenborg

        (a) Name of Person Filing:  James F. Willenborg
        (b) Address of Principal Business Office or, if none, Residence:
            2410 Baker Street, San Francisco, CA 94123
        (c) Citizenship:  U.S.
        (d) Title of Class of Securities:  Common Stock
        (e) CUSIP Number:  628633109

Trust
        (a) Name of Person Filing:  Okoboji Trust, James F. Willenborg, Trustee
        (b) Address of Principal Business Office or, if none, Residence:
            2410 Baker Street, San Francisco, CA 94123
        (c) Citizenship or Place of Organization:  California
        (d) Title of Class of Securities:  Common Stock
        (e) CUSIP Number:  628633109

Item 3. If this statement is filed pursuant to __240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   Not applicable.

Item 4. Ownership
        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

Willenborg

        (a) Amount beneficially owed:  468,767+
        (b) Percent of class:  10.5%
        (c) Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote :  452,767
             (ii)  Shared power to vote or to direct the vote:  0
             (iii) Sole power to dispose or to direct the disposition of:
                   452,767
             (iv)  Shared power to dispose or to direct the disposition of:  0

+ Includes 16,000 shares held in trusts for the benefit of Mr. Willenborg's children, as to which he has no voting or investment power and disclaims beneficial ownership.

Trust
        (a) Amount beneficially owned:  452,767
        (b) Percent of class:  10.2%
        (c) Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote:  452,767
            (ii)  Shared power to vote or to direct the vote:  0
            (iii) Sole power to dispose or to direct the disposition of:
                  452,767
            (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

   Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

   Not applicable.

Item 8. Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to _240.13d-1(b)(1)(ii)
        (J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to _240.13d-1(c) or _240.13d-1(d), attach an exhibit stating the identity of each member of the group.

   Not applicable.

Item 9. Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
        Item 5.

   Not applicable.

Item 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to _240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a articipant in any transaction having that purpose or effect.

   Not applicable.

         (b) The following certification shall be included if the statement is filed pursuant to _240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   Not applicable.

                            SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                   May 11, 1999
                                   ---------------------------------------
                                                     Date

                                   /s/ JAMES F. WILLENBORG
                                   ---------------------------------------
                                                     Signature

                                   James F. Willenborg
                                   ---------------------------------------
                                                     Name/Title

                                   May 11, 1999
                                   ---------------------------------------
                                                     Date
                                   OKOBOJI TRUST

                                   By: /s/ JAMES F. WILLENBORG
                                   ---------------------------------------
                                                    Signature

                                   James F. Willenborg, Trustee
                                   ---------------------------------------
                                                     Name/Title

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See _240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)